UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
11-K
ANNUAL REPORT

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number:
333-218913

CIBC RETIREMENT SAVINGS PLAN FOR U.S. EMPLOYEES
(Full title of the plan)

Canadian Imperial Bank of Commerce
CIBC Square
81 Bay Street, Toronto, Ontario
Canada, M5J 0E7
(416)
980-2211
(Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

Item 4.	The CIBC Retirement Savings Plan for U.S. Employees (the “Plan”) is subject to ERISA and files Plan financial statements prepared in accordance with the financial requirements of ERISA.
Financial Statements. Listed below are the financial statements filed as a part of the annual report.
(a) Statements of Net Assets Available for Benefits as of December 31, 2025 and 2024, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2025.
These Statements of Net Assets Available for Benefits as of December 31, 2025 and 2024 and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2025, included herein, are hereby incorporated by reference into the Registration Statement on Form
S-8
filed with the Securities and Exchange Commission by the Canadian Imperial Bank of Commerce on January 25, 2021
(File No. 333-218913)
pertaining to the CIBC Retirement Savings Plan for U.S. Employees.

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator of CIBC Retirement Savings Plan for U.S. Employees
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of CIBC Retirement Savings Plan for U.S. Employees (the Plan) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2025 and 2024, and the changes in its net assets available for benefits for the year ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule Required by ERISA
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2025 (ref er
red to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Ernst & Young LLP
We have served as the Plan’s auditor since 2005.
Chicago, Illinois
June 12, 2026

CIBC RETIREMENT SAVINGS PLAN FOR U.S. EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2025 and 2024

	2025	2024
ASSETS
Investments, at fair value	$1,332,135,586	$1,104,311,071
Receivables:
Notes receivable from participants	6,528,682	5,597,603
Employer contributions receivable	7,420,160	6,424,422
Participant contributions receivable	1,712,004	—

Total receivables	15,660,846	12,022,025

NET ASSETS AVAILABLE FOR BENEFITS	$1,347,796,432	$1,116,333,096

The accompanying notes are an integral part of the financial statements.

CIBC RETIREMENT SAVINGS PLAN FOR U.S. EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2025

ADDITIONS TO NET ASSETS ATTRIBUTED TO
Investment income:
Net appreciation in fair value of investments	$150,190,233
Interest and dividend income	40,565,253

Net investment income	190,755,486
Contributions:
Participants	59,155,736
Employer	38,596,114
Rollover	16,770,724

Total contributions	114,522,574
Interest income on notes receivable from participants	475,927
Other additions	98,399

Total additions	305,852,386

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefit payments	74,005,338
Administrative expenses	279,191
Other deductions	104,521

Total deductions	74,389,050

Net increase	231,463,336
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	1,116,333,096

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$1,347,796,432

The accompanying notes are an integral part of the financial statements.

CIBC RETIREMENT SAVINGS PLAN FOR U.S. EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
1. DESCRIPTION OF PLAN
The following description of the CIBC Retirement Savings Plan for U.S. Employees (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions, copies of which may be obtained from the Plan sponsor.
General
- The Plan is a defined contribution 401(k) profit sharing plan covering all eligible United States employees of Canadian Imperial Bank of Commerce (“CIBC”), the Plan’s sponsor. Employees are eligible to participate in the Plan on the later of attainment of age 18 or the date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
The Plan is administered by the CIBC U.S. Retirement Savings Plan Committee (“Plan Administrator” or “Committee”). The Committee has overall responsibility for the operation and administration of the plan. Vanguard Fiduciary Trust Company (the “Trustee”) serves as the trustee of the Plan, and together with several investment managers, manages the Plan’s investments.
Contributions
- Each year, plan participants may contribute between 1% and 100% of their eligible earnings on a before tax or after tax basis, subject to Internal Revenue Service limitations. CIBC matches up to 100% of a participant’s contribution up to 6% of the participant’s eligible earnings. Plan benefits are based on eligible earnings, which generally consist of wages, salary, overtime pay, bonuses, and commissions. Contributions from plan participants and the matching contributions from CIBC occur when the eligible earnings are earned by the employees.
Participants who have attained age 50 before the end of the year are eligible to make catch-up
contributions. Effective January 1, 2025, participants who have attained ages 60, 61, 62, or 63 before the end of the year are eligible to make additional catch-up
contributions. Participants may also contribute amounts representing distributions from other qualified plans (“rollover contributions”).
New employees are automatically enrolled, unless they
opt-out.
A new employee participant’s deferral is set at 3% of eligible earnings and increases 1% at the start of each subsequent Plan year until the rate reaches 10% of eligible cash compensation or is changed by the participant.
A discretionary contribution may be determined by CIBC as a fixed percentage of a participant’s eligible earnings to be made on behalf of each participant employed on the last day of the applicable Plan year. For the year ended December 31, 2025, CIBC determined that no discretionary contribution would be made to the participants of the Plan. All contributions are subject to certain limitations of the Internal Revenue Code (the “Code”).
Participants direct their elective contributions into various investment options offered by the Plan and can change their investment options on a daily basis. Participants who are automatically enrolled have their contributions invested in the applicable lifecycle fund based on their age until they change their election. Employer contributions are invested in the same manner as that of the participant’s elective contributions.
Vesting
- Participants are immediately vested in their contributions and corrective non-elective
contributions plus actual earnings thereon. Employer matching and discretionary contributions are subject to a
3-year
cliff vesting schedule (years
0-2,
0%; after year 3, 100%).

CIBC RETIREMENT SAVINGS PLAN FOR U.S. EMPLOYEES
NOTES TO FINANCIAL STATEMENTS (Continued)

Forfeitures
- Upon termination of employment, participants forfeit their nonvested balances. Forfeited balances of terminated participant’s nonvested accounts are used to first restore any prior forfeitures required and then to reduce future employer contributions. As of December 31, 2025 and 2024, forfeited nonvested accounts totaled $2,159,682 and $1,468,556, respectively. During the Plan year ended December 31, 2025, forfeitures of $1,475,504 were used to offset employer contributions to the Plan.
Participant accounts
- Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the Plan earnings and contributions made by the participant and CIBC, and charged with an allocation of Plan losses and any benefit distributions and administrative fees and expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
CIBC Stock Fund
- The Plan invests in common stock of CIBC through its CIBC Stock Fund. The CIBC Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund.
Any participant who has access to material
non-public
information is prohibited from making changes to their CIBC common stock investments at any time while in possession of material non-public
information. In addition, participants subject to CIBC-imposed blackout window periods are only permitted to make elections, including making an intra-plan transfer of an existing account balance, into or out of the CIBC stock fund during an open window period, unless CIBC has restricted trading during such window period.
Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by CIBC prior to the time that such rights may be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The Trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Plan Administrator directs the Trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.
Notes receivable from participants
- After one year of service, participants may borrow from their participant accounts up to the lesser of $50,000 or 50% of their vested account balance. The minimum loan amount is $1,000. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as prescribed in the Plan document. Principal and interest are paid ratably through payroll deductions. If a participant terminates employment with CIBC, any outstanding loan will become due and payable on the 60th day following the termination of employment. If the loan is not repaid, it will automatically be treated as a distribution to the participant after 60 days.
Payment of benefits
- After attaining
59-1/2
years of age, a participant may withdraw any portion or all of his/her before tax, CIBC matching or discretionary contribution accounts in that order of priority. Prior to attaining age
59-1/2,
an employed participant may withdraw any portion or all of his/her after tax savings account plus earnings or rollover account. Prior to attaining age
59-1/2
employed participants may not withdraw any amount from his/her before tax, CIBC matching or discretionary contribution accounts unless he/she can establish that financial hardship exists as defined in the Plan document, in which case, a participant may request a distribution of his/her before tax account.

CIBC RETIREMENT SAVINGS PLAN FOR U.S. EMPLOYEES
NOTES TO FINANCIAL STATEMENTS (Continued)

Upon termination of employment, a participant (or his/her beneficiary) may receive a distribution of the vested account balance. Lump sum payment will be made on any distributions if the account balance is less than or equal to $1,000. If the account balance is greater than $1,000, the participant (or his/her beneficiary) may elect to receive a lump sum distribution or installment payments over a period that does not extend beyond the life expectancy of the participant (or his/her beneficiary). If a participant does not make any election and the vested account balance is greater than $1,000 but less than $7,000, then such amount shall be paid in a direct rollover to an individual retirement plan designated by the Committee.
Plan Termination
- Although it has not expressed any intent to do so, CIBC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants will become 100% vested in their accounts.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of accounting
- The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and are presented on the accrual basis of accounting.
Use of estimates and assumptions
- The preparation of financial statements in conformity with U.S. GAAP requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts of net assets available for benefits and changes therein at the date of the financial statements. Accordingly, actual results may differ from those estimates.
Investment valuation and income recognition
- The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for discussion of fair value measurements.
The Plan Administrator is responsible for determining the Plan’s valuation policies and analyzing information provided by the investment custodians and issuers that is used to determine the fair value of the Plan’s investments. The Plan Administrator reports to the Audit Committee of CIBC.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend
date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Notes receivable from participants
- Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed as incurred. Payments of notes receivable from participants are applied to the outstanding loan balance. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Benefit Payments
- Benefit payments to participants are recorded when paid.
Administrative expenses
- The Plan’s administrative expenses are paid by either the Plan or CIBC, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include recordkeeping, trustee fees, and fees relating to notes receivable from participants, if any. Expenses relating to purchases,

CIBC RETIREMENT SAVINGS PLAN FOR U.S. EMPLOYEES
NOTES TO FINANCIAL STATEMENTS (Continued)

sales or transfers of the Plan’s investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan are paid by CIBC and excluded from these financial statements.
3. FAIR VALUE MEASUREMENTS
The Plan measures, monitors and discloses its assets on a fair value basis in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 820 (“ASC 820”),
Fair Value Measurements and Disclosures
. ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date.

Level 2:	Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Following is a description of the valuation methodologies used for assets measured at fair value:
CIBC common stock
-
Valued at the closing price reported on the active market on which the security is traded.
Short-term investment fund
- The market value of the fund investment was determined using cost or amortized cost, as applicable. Cost or amortized cost approximates the fair value; however, this value is not obtained from a quoted price in an active market.
Registered investment companies
- Valued at the net asset value (“NAV”) of shares held by the Plan at year-end
based on quoted market prices in active markets.
Common/collective trusts
- The Plan holds investments in Common/Collective Trusts (“CCTs”). CCTs publish a daily NAV per unit. The daily NAV is available to participants of the Plan when they log into their online account to view their current balance. CCTs allow participants to make daily redemption requests at the current NAV. The Plan determines that the investments in CCTs have readily determinable fair value because the investments are equity securities in a structure similar to a mutual fund in which the fair values per unit are determined and published and are the basis for current transactions.

CIBC RETIREMENT SAVINGS PLAN FOR U.S. EMPLOYEES
NOTES TO FINANCIAL STATEMENTS (Continued)

The following tables set forth the fair value of the Plan’s assets as of December 31, 2025 and 2024, categorized by level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
December 31, 2025
CIBC stock fund
CIBC common stock	$61,082,999	$—	$—	$61,082,999
Short term investment fund	—	285,210	—	285,210
Registered investment companies	788,012,635	—	—	788,012,635
Common/collective trusts	482,754,742	—	—	482,754,742

Total investments, at fair value	$1,331,850,376	$285,210	$—	$1,332,135,586

December 31, 2024
CIBC stock fund
CIBC common stock	$44,296,867	$—	$—	$44,296,867
Short term investment fund	—	159,120	—	159,120
Registered investment companies	684,496,907	—	—	684,496,907
Common/collective trusts	375,358,177	—	—	375,358,177

Total investments, at fair value	$1,104,151,951	$159,120	$—	$1,104,311,071

There were no Level 3 assets and no movements between levels for the year ended December 31, 2025.
4. RELATED PARTY TRANSACTIONS
Certain Plan investments are shares of mutual funds managed by the
Trustee
or its affiliates, therefore, these transactions qualify
as
permitted
party-in-interest
transactions. The Plan also invests in the CIBC stock fund which also qualifies as permitted party-in-interest
transactions.
Certain officers and employees of the Plan’s sponsor (who may also be participants in the Plan) performed administrative services related to the Plan’s operation, record keeping and financial reporting. The Plan’s sponsor paid these individuals’ salaries and also paid all other administrative expenses on the Plan’s behalf.
The foregoing transactions were not deemed prohibited
party-in-interest
transactions, because they were covered by statutory and administrative exemptions from the Code and ERISA’s rules on prohibited transactions.
5. TAX STATUS
The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated August 03, 2017, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”), and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes the Plan is being operated in

CIBC RETIREMENT SAVINGS PLAN FOR U.S. EMPLOYEES
NOTES TO FINANCIAL STATEMENTS (Continued)

compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended and restated, is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
6. RISKS AND UNCERTAINTIES
The Plan invests in various investment securities based primarily on elections made by participants. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in value of investment securities will occur in the near term and that such changes would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

SUPPLEMENTAL SCHEDULE

CIBC RETIREMENT SAVINGS PLAN FOR U.S. EMPLOYEES
FORM 5500, SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2025
EIN:
13-1942440
Plan Number: 006

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including shares, or rate of interest		(e) Current Value
	Registered investment companies:
	AMG TimesSquare Mid Cap Growth Fund	905,469	shares	$15,193,770
	American Funds EUPAC Fund Class R-6	452,398	shares	27,406,273
	Calvert Balanced Fund	11,461	shares	555,077
	Cohen & Steers Realty Shares Fund	118,629	shares	7,809,352
	DFA US Targeted Value Portfolio	289,894	shares	10,720,290
	Dodge & Cox Stock Fund	5,226,119	shares	86,701,306
	Fidelity Emerging Markets Fund	358,639	shares	17,903,253
	JPMorgan Large Cap Growth Fund	1,331,654	shares	115,108,212
	Loomis Sayles Small Cap Growth Fund	290,635	shares	8,326,697
	Nuveen Core Impact Bond Fund	82,711	shares	753,493
	Parnassus Core Equity Fund	40,529	shares	2,275,314
*	Vanguard Cash Reserves Federal MM Fund Admiral Shares	55,142,395	shares	55,142,395
*	Vanguard High-Yield Corporate Fund Admiral Shares	2,360,595	shares	13,148,514
*	Vanguard Institutional Index Fund Instl Plus Shares	470,124	shares	259,541,475
*	Vanguard Mid-Cap Index Fund Institutional Shares	526,784	shares	41,816,095
*	Vanguard Small-Cap Index Fund Institutional Shares	363,181	shares	44,881,893
*	Vanguard Total Bond Market Index Fund	3,358,790	shares	32,815,379
*	Vanguard Total International Stock Index Fund	216,289	shares	35,058,347
	Victory Sycamore Est Value Fund	285,297	shares	12,855,500

	Total Registered investment companies			788,012,635

	CIBC stock fund:
*	CIBC stock	674,131	shares	61,082,999
*	NT Collective Short Term Invt FD	285,210	shares	285,210

	Total CIBC stock fund			61,368,209

	Common/collective trusts:
*	Vanguard Target Retirement 2020 Trust I	140,698	shares	11,939,652
*	Vanguard Target Retirement 2025 Trust I	373,416	shares	34,358,050
*	Vanguard Target Retirement 2030 Trust I	681,228	shares	66,678,604
*	Vanguard Target Retirement 2035 Trust I	589,587	shares	61,977,381
*	Vanguard Target Retirement 2040 Trust I	569,442	shares	64,808,228
*	Vanguard Target Retirement 2045 Trust I	515,221	shares	61,707,991
*	Vanguard Target Retirement 2050 Trust I	522,879	shares	64,711,551
*	Vanguard Target Retirement 2055 Trust I	246,177	shares	37,153,063
*	Vanguard Target Retirement 2060 Trust I	456,753	shares	36,229,657
*	Vanguard Target Retirement 2065 Trust I	294,825	shares	14,381,566
*	Vanguard Target Retirement 2070 Trust I	37,613	shares	1,118,607
*	Vanguard Target Retirement Income Trust I	93,014	shares	7,039,293
*	Vanguard Target Retirement Income and Growth Trust I	6,407	shares	165,303
*	Vanguard Retirement Savings Trust III	10,502,758	shares	10,502,758
	Prudential Core Plus Bond Fund	49,561	shares	9,983,038

	Total Common/collective trusts			482,754,742

*	Notes receivable from participants	Interest rates range from 4.25% to 9.50%		6,528,682

	Total			$1,338,664,268

*	Permitted party-in-interest as defined by ERISA.

Note:	Cost information is not required for participant directed investments, and therefore was not included.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 12, 2026

CIBC RETIREMENT SAVINGS PLAN FOR U.S. EMPLOYEES

By:	CIBC Retirement Savings Plan for U.S. Employees
By:	/s/ Jaime Canaday
Name:	Jaime Canaday

Title:	Executive Director U.S. Benefits Policy

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm